HBOS plc

The Mound
EDINBURGH
EH1 1YZ

02 MAR 28 AM 8:21

12th March 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

02028099

SUPPL

Exemption

Dear Sirs,

I attach documents either sent to shareholders or made available to the public for the period 19th February 2002 to 7th March 2002. Also enclosed are five announcements which were omitted from those submitted in January.

Stock Exchange Announcements:

15.1.02	SAR Quayle Munro Holdings – sale of 2,000 shares on 14.1.02
15.1.02	Additional Listing of 246,002 shares under the Bank of Scotland SAYE Scheme
21.1.02	Holding in Co. Austin Reid – sale of 26,800 shares on 21.1.02
24.1.02	Bodycote International PLC – notification of interest in 9,011,782 shares
25.1.02	Rule 8 – P & O Princess Cruises sale of 206,636 shares on 24.1.02
25.2.02 *	HBOS plc Comparative Results for the period ended 31st December 2000
26.2.02	Halifax Group plc long term Executive Bonus Scheme 4,138 shares released
27.2.02 *	Final Results for year to 31.12.01
27.2.02 *	Details of Placing of up to 150m shares
27.2.02 *	Halifax plc Prelim Results for year to 31.12.01
27.2.02 *	Details of final dividend for year to 31.12.01
27.2.02	Dealings by Directors - PEP Reinvestments. Replacement announcement for that previously announced 7th January 2002.
28.2.02 *	Results of Placing of new HBOS plc Ordinary Shares

dw 3/28

28.2.02 *	HBOS plc Placing of 150 Million Ordinary Shares – Stabilisation Notice
01.3.02	HBOS plc Placing of 150 Million Ordinary Shares – Stabilisation Notice
01.3.02	Rule 8 Disclosure under the City Code of Takeovers and Mergers – P&O Princess Cruises sale of 1,500 shares on 27.2.02
04.3.02	HBOS plc Placing of 150 Million Ordinary Shares Stabilisation Notice
04.3.02	Rule 8 Disclosure under the City Code of Takeovers and Mergers – Moss Bros Group PLC sale of 1,000,000 shares on 28.2.02
05.3.02	HBOS plc Placing of new HBOS plc Ordinary Shares – exercise of option by Cazenove & Co Ltd
05.3.02	HBOS plc Placing of 150 Million Ordinary Shares Stabilisation Notice
06.3.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers – Britannic plc bought 100,000 shares 5.3.02
07.3.02	Dealings by Substantial Shareholders. Holding in Domestic & General Group plc. Total holding 1,842,657 shares.

* announcements forwarded under separate cover on 28th February 2002.

Documents sent to shareholders:

Nil

Documents lodged at Companies House:

4 Form 88(2)'s – Return of Allotment of 151,678 Shares registered on 18.02.02
2 Form 88(2)'s – Return of Allotment of 19,049 Shares registered on 20.02.02
3 Form 88(2)'s – Return of Allotment of 96,549 Shares registered on 22.02.02
1 Form 88(2)'s – Return of Allotment of 7,092 Shares registered on 27.02.02
5 Form 88(2)'s – Return of Allotment of 124,836 Shares registered on 28.02.02
2 Form 88(2)'s – Return of Allotment of 1,483 Shares registered on 06.03.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Lysanne J W Black
Deputy Secretary
Company Secretary's Department

Company	HBOS PLC
TIDM	HBOS
Headline	SAR - Quayle Munro Hldgs
Released	18:03 15 Jan 2002
RNS Number	0118Q

RNS Number:0118Q
HBOS PLC
15 January 2002

FORM SAR 5

Date of disclosure....15/1/02.......

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale..............14/01/02...

Sale of....QUAYLE MUNRO HOLDINGS PLC ORD.............(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
...ORD 10p..........	.....2,000......shares ....rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
..1,019,550 ..(%)	...............(%)	....28.99...(%)

(3) Party making disclosure.......HBOS..

(4) (a) Name of person selling shares or rights over shares...BANK OF SCOTLAND and, if different, beneficial owner..............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)...........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory).......KAERON HERATY......................

Telephone and extension number.......0207 321 3229......................

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No: 020 7382 9026.

END

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:32 15 Jan 2002
RNS Number	9811P

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 246,002 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Company	Austin Reed Group PLC
TIDM	ARD
Headline	Holding(s) in Company
Released	17:17 21 Jan 2002
RNS Number	2862Q

RNS Number:2862Q
Austin Reed Group PLC
21 January 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

AUSTIN REED GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

CHASE NOMINEES LTD:

A/C T19795	1,375,000
A/C CMIG MAIN	1,125,000
STATE STREET NOMINEES	3,325

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

26,800

8) (0.09 %) of issued Class

9) Class of security

ORDINARY SHARES OF 25p

10) Date of transaction

NOT NOTIFIED

11) Date company informed

21/1/2002

12) Total holding following this notification

2,503,325

13) Total percentage holding of issued class following this notification

7.96%

14) Any additional information

15) Name of contact and telephone number for queries

SIMON N. WAITE
COMPANY SECRETARY
01845-573047

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....21/1/2002.....

END

RNS Full Text Announcement

Company	Bodycote International PLC
TIDM	BOY
Headline	Holding(s) in Company
Released	10:28 24 Jan 2002
RNS Number	4392Q

Bodycote
outsourcing for industry

02 MAR 28 AM 8:2.

HBOS plc - Notification of material interest

HBOS plc notified the company on 24 January 2002 that it held 9,011,782 shares of Bodycote International plc representing 3.51% of Bodycote's issued share capital.

END

Company website

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:00 25 Jan 2002
RNS Number	5202Q

RNS Number:5202Q
HBOS PLC
25 January 2002

Date of Disclosure 25/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/01/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD0.50

2) Amount bought	Amount sold	Price per unit
	206,636	£3.8850P

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,956,979 (1.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRI MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:46 26 Feb 2002
RNS Number	0465S

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each
pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has received notification that 4,138 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 1,011 shares were sold on 25th February 2002 at £8.185 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,893,471 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding-Amend
Released	16:49 27 Feb 2002
RNS Number	1466S

The issuer advises that the following announcement replaces the Director Shareholding Announcement released on 7th January 2002 at 17.57 under RNS Number 6043P.

The number of shares/amount of stock acquired at 7)(c)(i) reads 7 instead of 6, at 7)(c)(ii) reads 14 instead of 13 and at 7)(e) reads 8 instead of 7 all as previously advised. The total holding following this notification at 15(c) reads 39,638 instead of 39,636 and at 15(e) reads 17,228 instead of 17,227 both as previously advised. The company was informed of these changes on 27th February 2002.

All other details remain unchanged and the full amended text appears below.

1) Name of company:

HBOS plc

2) Name of Director:

(a) Peter Burt
(b) James Crosby
(c) Mike Ellis
(d) Sir Ronald Garrick
(e) Andy Hornby
(f) Colin Matthew
(g) Gordon McQueen

3) Is holding in own name/wife's name or non-beneficial:

(a) own name
(b) own name
(c) own name and spouse
(d) spouse
(e) own name
(f) own name
(g) own name

4) Name of registered holder:

Bank of Scotland PEP Nominees Limited/ State Street Nominees Limited/ Halifax Nominees Limited.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director

(b) Director

(c) Director and spouse

(d) spouse

(e) Director

(f) Director

(g) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP/ISA re-investments.

7) Number of shares/amount of stock acquired:

(a) 1

(b) 4

(c) (i) 7 (ii) 14

(d) 18

(e) 8

(f) (i) 1 (ii) 10

(g) 9

8) Percentage of issued class: (a) to (g) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) 805.5p

(b) 802.15p*

(c) (i) & (ii)802.15p*

(d) 802.15p*

(e) 802.15p*

(f) (i) 812.0p (ii) 805.5p

(g) 805.5p

* - average pricing

13) Date of transaction:

(a) 27.12.01

(b) 02.01.02

(c) (i) & (ii) 02.01.02

(d) 02.01.02

(e) 02.01.02

(f) (i) 04.12.01 (ii) 27.12.01

(g) 27.12.01

14) Date company informed: 27th February 2002

15) Total holding following this notification:

(a) 508,615

(b) 55,299

(c) 39,638

(d) 3,773

(e) 17,228

(f) 41,348

(g) 54,445

16) Total percentage holding of issued class following this notification:

(a) 0.01%

(b) de minimis

(c) de minimis

(d) de minimis

(e) de minimis

(f) de minimis

(g) de minimis

END

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Stabilisation Notice
Released	07:01 1 Mar 2002
RNS Number	2465S

RNS Number:2465S
HBOS PLC
1 March 2002

HBOS PLC Placing of 150 million Ordinary Shares
Stabilisation Notice

- Cazenove & Co. Ltd, as stabilising manager, hereby notifies the London Stock Exchange of the following details in accordance with Core Dealing Rule 2:13:-

  Security to be stabilised: ordinary shares of 25p each in HBOS PLC (ISIN NUMBER: GB 0030587504)

- Stabilising Manager: Cazenove & Co. Ltd. Contact: Greg Bennett (020 7825 9865)

- Stabilisation period commences: 7:00 am Thursday 28th February 2002

- Stabilisation period ends: 5.00pm Thursday 14th March 2002

- Placing price: 740 pence per share

- There are no associated securities being stabilised

- Stabilisation, if commenced, may be discontinued at any time

Stabilisation/FSA

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:42 1 Mar 2002
RNS Number	2645S

02 MAR 28 AM 8:2?

RNS Number:2645S
HBOS PLC
1 March 2002

Date of Disclosure 01/03/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/02/02

Dealing in P&O PRINCESS CRUISES PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2) Amount bought	Amount sold	Price per unit
	1,500	£4.005

3) Resultant total of the same class owned or controlled (and percentage of class) 7,910,457 (1.14%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Stabilisation Notice
Released	07:01 4 Mar 2002
RNS Number	3212S

RNS Number:3212S
HBOS PLC
4 March 2002

HBOS PLC Placing of 150 million Ordinary Shares
Stabilisation Notice

- Cazenove & Co. Ltd, as stabilising manager, hereby notifies the London Stock Exchange of the following details in accordance with Core Dealing Rule 2:13:-

  Security to be stabilised: ordinary shares of 25p each in HBOS PLC (ISIN NUMBER: GB 0030587504)

- Stabilising Manager: Cazenove & Co. Ltd. Contact: Greg Bennett (020 7825 9865)
- Stabilisation period commences: 7:00 am Thursday 28th February 2002
- Stabilisation period ends: 5.00pm Thursday 14th March 2002
- Placing price: 740 pence per share
- There are no associated securities being stabilised
- Stabilisation, if commenced, may be discontinued at any time

Stabilisation/FSA

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Moss Bros Group
Released	09:22 4 Mar 2002
RNS Number	3255S

RNS Number:3255S
HBOS PLC
4 March 2002

Date of Disclosure 01/03/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/02/02

Dealing in MOSS BROS GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought	Amount sold	Price per unit
	1,000,000	£0.38

3) Resultant total of the same class owned or controlled
(and percentage of class) 3,691,325 (4.05%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS- Exercise of option
Released	08:12 5 Mar 2002
RNS Number	3999S

HBOS PLC 05 March 2002

05 March 2002

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

HBOS plc

Placing of new HBOS plc (HBOS) ordinary shares

Exercise of Option

HBOS is pleased to announce that Cazenove & Co. Ltd ("Cazenove") has exercised the over allotment option over 22.5 million additional new ordinary shares referred to in the announcement by HBOS on 27 February 2002. The gross proceeds from the placing of 172.5 million shares (including the over allotment option) are £1,276 million.

The new ordinary shares will be credited as fully paid and rank pari passu in all respects with HBOS's existing ordinary shares, including the right to receive the recommended final dividend of 18.7 pence per share.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any HBOS shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not an offer of the HBOS shares for sale into the United States. The HBOS shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of HBOS shares into the United States.

Cazenove is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Cazenove or for giving advice in relation to the Placing.

Dresdner Kleinwort Wasserstein is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein or for giving advice in relation to the Placing.

Lazard is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Lazard or for giving advice in relation to the Placing.

END

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Stabilisation Notice
Released	07:01 5 Mar 2002
RNS Number	3978S

RNS Number:3978S
HBOS PLC
5 March 2002

HBOS PLC Placing of 150 million Ordinary Shares
Stabilisation Notice

- Cazenove & Co. Ltd, as stabilising manager, hereby notifies the London Stock Exchange of the following details in accordance with Core Dealing Rule 2:13:-

  Security to be stabilised: ordinary shares of 25p each in HBOS PLC (ISIN NUMBER: GB 0030587504)

- Stabilising Manager: Cazenove & Co. Ltd. Contact: Greg Bennett (020 7825 9865)

- Stabilisation period commences: 7:00 am Thursday 28th February 2002

- Stabilisation period ends: 5.00pm Thursday 14th March 2002

- Placing price: 740 pence per share

- There are no associated securities being stabilised

- Stabilisation, if commenced, may be discontinued at any time

Stabilisation/FSA

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic PLC
Released	11:21 6 Mar 2002
RNS Number	4897S

RNS Number:4897S
HBOS PLC
6 March 2002

Date of Disclosure 06/03/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/02

Dealing in Britannic Plc (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.05

2) Amount bought	Amount sold	Price per unit
100,000		£6.70

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,198,664 (4.17%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
Clerical Medical Investment Management Ltd

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Tim Harrison

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	15:47 7 Mar 2002
RNS Number	5739S

RNS Number:5739S
Domestic & General Group PLC
7 March 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

DOMESTIC & GENERAL GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION UNDER SECTIONS 198-202, 208 & 209 COMPANIES ACT 1985

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY 10P SHARES

10) Date of transaction

NOT SUPPLIED

11) Date company informed

6 MARCH 2002

12) Total holding following this notification

1,842,657

13) Total percentage holding of issued class following this notification

5-16%

14) Any additional information

15) Name of contact and telephone number for queries

TIM GOODMAN - 020 8879 8508

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....7 MARCH 2002...................

LETTER TO: DOMESTIC & GENERAL GROUP PLC

LETTER DATED 6 MARCH 2002

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered Holder	
0274719	1,065,278	Ordinary 10p	2314	Chase Nominees L
0274719	170,227	Ordinary 10p	HLBA	Morgan Nominees
0274719	151,011	Ordinary 10p	HLFO	Morgan Nominees
0274719	6,893	Ordinary 10p	HPBA	Morgan Nominees
0274719	5,435	Ordinary 10p	HPFO	Morgan Nominees
0274719	180,918	Ordinary 10p	HXLFE	Morgan Nominees
0274719	6,821	Ordinary 10p	HXPEN	Morgan Nominees
0274719	254,634	Ordinary 10p	JRA INVESTMENT'S	HSBC Global Nomi
0274719	1,440	Ordinary 10p	UK TRACKER	CMI UK Tracker F

HBOS plc's material interest is now 1,842657 which is 5.16% of the shares in issue.

LETTER FROM: CLERICAL MEDICAL INVESTMENT MANAGEMENT LIMITED

END

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	422	107	3,766
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,351		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 3,766
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,880
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 19/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	41,581	8,411	5,292
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	32,392		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 87,676
Name: Address: UK postcode:	Class of shares allotted	Number allotted
Name: Address: UK postcode:	Class of shares allotted	Number allotted
Name: Address: UK postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	528	1,131	650
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share (including any share premium)	£1-636	£2-07864	£2-1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	460	582	191
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	112		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: MRS SUSAN PATRICIA HENDERSON	Class of shares allotted: ORDINARY	Number allotted: 3,654
Address: 66 WESTHOLMES GARDENS MUSSELBURGH		
UK postcode: EH21 6QH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 18/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53,702		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.66		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name See attached schedule	Class of shares allotted Ordinary	Number allotted 53,702
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 18/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	848		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.375		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	582
UK postcode			
Name	Andrew Church	Class of shares allotted	Number allotted
		Ordinary	266
Address	98 Shalloak Road Canterbury Broadoak KENT		
UK postcode	CT2 0QH		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 21/2/02

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~	
Tel	0131 243 7029
DX number	DX exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2002			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	18,201		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.49		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	18,201
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ DEPUTY SECRETARY Date 2/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 02 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	26,450	8,499	14,768
Nominal value of each share	£0·20	£0·20	£0·20
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·37	£5·7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3474881

Company Name in full: HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,480		
Nominal value of each share	£0·20		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LTD Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	57,439
Name: ANDREW CHURCH Address: 98 SHALLOAK ROAD, BROAD OAK, CANTERBURY UK postcode: CT2 0QH	ORDINARY	758
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOSPLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 22 Month 02 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,033	3,675	15,425
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1·636	£2·07864	£2·1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	02	2002
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,422	3,216	714
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	249		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4·7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED Address: SCHEDULE UK postcode	Class of shares allotted: ORDINARY	Number allotted: 33,734
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 22/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World 88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,126	2,492	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LTD Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG	Class of shares allotted ORDINARY	Number allotted 3,747
Name ROGER HALES Address HEDGE END 13 PINFOLD GREEN STAVELEY KNARESBOROUGH NORTH YORKSHIRE UK postcode HG5 9LR	Class of shares allotted ORDINARY	Number allotted 871
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 22/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,092		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.375		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
	Trinity Road Halifax	Ordinary	7,092
Address	West Yorkshire HX1 2RG		
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] OLIVER SEEBACH **Date** 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~	
Tel	0131 243 7029
DX number	DX exchange

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~3474881~~
Company Name in full	~~Halifax Group plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,123	5,883	9,693
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3474881

Company Name in full: Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	4,300		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	56,939
UK postcode			
Name	See attached schedule	Class of shares allotted	Number allotted
		Ordinary	1,060
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

0131 243 7029

Tel

DX number DX exchange

Blueprint One World

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC218813~~
Company Name in full	~~HBOS plc~~

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 02 2002	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	169	88	2,493
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,036		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road Halifax West Yorkshire HX1 2RG UK postcode:	Ordinary	3,036
Name: See attached schedule Address: UK postcode:	Ordinary	2,750
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

0131 243 7029

Tel

DX number DX exchange

Blueprint One World

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC 218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	52,692		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust Address: The Mound, Edinburgh EH1 1YZ UK postcode	Class of shares allotted: Ordinary	Number allotted: 52,692
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 02 2002	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details		Shares and share class allotted	
Name	Malcolm Laing Inglis	Class of shares allotted	Number allotted
Address	74 Scotland Drive Dunfermline FIFE KY12 7TP	Ordinary	4
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 4/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~	
Tel	0131 243 7029
DX number	DX exchange

Blueprint One World

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,355		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 8,355
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	440		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	440
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 6/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ	
Tel	0131 243 7029
DX number	DX exchange

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,043		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	1,043
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary **Date** 6/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey,~~ HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange